CHINA INDUSTRIAL STEEL INC.
100 Wall Street, 11th Floor
New York, NY 10005

June 30, 2011

VIA EDGAR
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3561
Attn:  Pamela Long

Re:	China Industrial Steel Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed May 6, 2011
File No. 333-172135

Dear Ms. Long:

We are responding to comments contained in the Staff letter, dated May 19, 2011, addressed to Mr. Liu Shenghong, the Company’s Chief Executive Officer, Chief Operating Officer, and Chairman of the Board, with respect to the Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”) of China Industrial Steel Inc. (the “Company”) filed on May 6, 2011.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter.

General

1.
We note the acknowledgements you have provided at the end of your response letter dated May 6, 2011.  However, these acknowledgements pertain to filings made in the Securities Exchange Act of 1934, as amended, and are not applicable to filings made under the Securities Act of 1933, as amended.  As your registration statement is a Securities Act filing, please provide us with a written statement from the company acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:

Set forth at the end of this correspondence is a written statement from the Company acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2.	Please provide updated financial statements and related disclosures as required by Rule 3-12 of Regulation S-X.

Response:

The Amendment No. 2 on Form S-1 of China Industrial Steel, Inc. (the “Filing”) has been revised accordingly.

Outside Front Cover Page of the Prospectus

3.
We note your response to comment seven of our letters dated March 8, 2011 as well as the corresponding revised disclosure.  Please revise your disclosure here and on page 23 to also state the price at which each unit was sold in the February private placement.

Response:

The third paragraph on the Outside Front Cover Page of the Prospectus has been revised as follows:

We have set an offering price for these securities at $4.50 per share of common stock offered through this prospectus. The $4.50 per share offering price of our common stock was determined based on the price per share of our common stock in our most recent private placement transaction, which was consummated in February 2011. Under the February 2011 private placement, we sold 1,000 units at a price of $4.50 per unit, with each unit consisting of: (i) one share of our common stock, (ii) one three-year warrant to purchase one share of our common stock at an exercise price of $2.00 per share, and (iii) one three-year warrant to purchase one share of our common stock at an exercise price of $4.50 per share. Accordingly, the $4.50 price was based on negotiations between the Company and the investors.

The first paragraph under the section entitled “Determination of Offering Price” has been revised as follows:

We have set an offering price for the common stock to be sold by the selling shareholders at $4.50 per share. The $4.50 per share offering price of our common stock was determined based on the $4.50 per share sales price of our common stock in private placement transaction which closed in February 2011. Under the February 2011 private placement, we sold 1,000 units at a price of $4.50 per unit, with each unit consisting of: (i) one share of our common stock, (ii) one three-year warrant to purchase one share of our common stock at an exercise price of $2.00 per share, and (iii) one three-year warrant to purchase one share of our common stock at an exercise price of $4.50 per share. Accordingly, the $4.50 per share price was based on negotiations between the Company and the investors. There is no relationship whatsoever between this price and our assets, earnings, book value or any other objective criteria of value.

Prospectus Summary, page 2

Corporate Structure, page 4

4.
Please revise the diagram on pages 5 and 49 to indicate that the nature of the relationship between Nuosen (Handan) Trading Co. Ltd. and Handan Hongri Metallurgy Co. Ltd. is a contractual relationship rather than outright, direct ownership, which is what your diagram currently suggests.

Response:

We have revised the diagram on pages 5 and 49 to indicate that the nature of the relationship between Nuosen (Handan) Trading Co. Ltd. and Handan Hongri Metallurgy Co. Ltd. is a contractual relationship rather than outright, direct ownership, as follows:

* Hebei Wu’an Yuanbaoshan Industry Group Co., Ltd. and Fakei Investment (Hongkong) Limited own 44,083,529 and 17,493,463, respectively, of our shares.

Risk Factors, page 7

5.
Please revise your registration statement to include a risk factor that addresses the significance of related party transactions on your historical financial statements as well as the fact, if true, that you may not be able to control the valuation of such transactions.

Response:

The Filing has been revised to include the following risk factor:

Because we have entered into a significant number of related party transactions through the course of our routine business operations, there is a risk that we may not be able to control the valuation of such transactions, which could then adversely impact our profitability.

Hongri Metallurgy is 70% owned by YBS Group, who is a major shareholder of some other steel production related companies, mainly Hongrong Iron and Steel Co. Ltd., Wu'an Baoye Coke Industrial Co. Ltd., Wu'an Yuanbaoshan Cement Plant, Wu'an Yuanbaoshan Ore Treatment Plant, Wu'an Yuanbaoshan Industrial Group Go. Ltd - Gas Station and Wu’an Yeijin Iron Co. Ltd.   In the course of our normal business operations, Hongri Metallurgy has purchased raw materials and supplies from these companies and made advances to  or owed cash to these companies in respect of these purchases. Hongri Metallurgy has also engaged in sales of its products to the YBS Group. Because such related party transactions may not always be completed at arm’s-length due to their nature, we may not be able to control the valuation of such transactions and as a result, there is a risk that the value of such related party transactions exceeds market value, which could ultimately impact our profitability.

6.
We note your response to comment 13 of our letter dated March 8, 2011.  Specifically, we note your statement that the company is preparing to buy deposit insurance.  On pages 31 and 34 of your registration statement, however, you state that financial institutions in China do not provide insurance for deposits.  Please advise, or revise your registration statement accordingly.

Response:

Our statement that the Company is preparing to buy deposit insurance was inadvertently stated in error in our prior response letter dated March 8, 2011.  We will revise the Filing to add the following risk factor immediately before the subtitle, Risks Related to the Market for Our Stock :

Because our funds are held in banks in the PRC that do not provide insurance, the failure of any bank in which we deposit our funds could affect our ability to continue in business.

Banks and other financial institutions in the PRC do not provide insurance for funds held on deposit. A significant portion of our assets are in the form of cash deposited with banks in the PRC, and in the event of a bank failure, we may not have access to our funds on deposit. Depending upon the amount of money we maintain in a bank that fails, our inability to have access to our cash could impair our operations, and, if we are not able to access funds to pay our suppliers, employees and other creditors, we may be unable to continue in business.

Risks Related to Our Business, page 7

Our production facilities are subject to risks of power shortages…, page 12

7.	We note your disclosure in this risk factor regarding the risk of future halts in production due to government action. Please revise the heading of this risk factor to address this risk.

Response:

We will revise the heading to the risk factor, “Our production facilities are subject to risks of power shortages..” as follows:

Our production facilities are subject to risks of power shortages and risks of halts in production due to government action, which may adversely affect our ability to meet our customers’ needs and reduce our revenues.

Risks Related to Ownership of Our Common Stock, page 20

Two of our stockholders control us through their position and stock ownership…, page 20

8.
We note your new risk factor disclosure.  In the last sentence, you state, “Upon the occurrence of an exercise of the call option, both YBS Group and Fakei will be able to influence the outcome of stockholder votes…”  Please also disclose that prior to an exercise of the call option, Karen Prudente and Fakei will be able to influence the outcome of stockholder votes.

Response:

We will revise the risk factor with the heading, “Two of our stockholders control us through their position and stock ownership” as follows:

Two of our stockholders control us through their position and stock ownership and their interest may differ from other stockholders.

On August 1, 2010, we issued 44,083,529 restricted shares of our common stock, par value $0.0001, to Karen Prudente,  nominee and trustee for Hebei Wu’an Yuanbaoshan Industry Group Co., Ltd. (“YBS Group”), for YBS Group entering into a Entrusted Management Agreement, Exclusive Option Agreement, and a Covenant Letter (collectively, the “Entrusted Agreements”). As such, Ms. Prudente has the right to vote on each of the shareholders of YBS Group’s behalf all of their voting rights with respect to their shares of the Company. In addition, we issued 17,493,463 restricted shares of our common stock to Fakei Investment (Hongkong) Limited (“Fakei”) for Fakei entering into the Entrusted Agreements. These shares were issued in reliance upon the exemptions set forth in Section 4(2) of the Securities Act of 1933, as amended, on the basis that they were issued under circumstances not involving a public offering.

Upon exercise of the call option agreement entered into on August 1, 2010, by and between Karen Prudente and the YBS Group, Karen Prudente will transfer all restricted shares of our common stock that she received to the shareholders of YBS Group subject to the terms and conditions thereunder and entrust the shareholders of YBS Group with her voting rights in the Company. Accordingly, YBS Group beneficially owns 60% of our common stock through their holdings of Karen Prudente’s shares. Fakei beneficially owns 24% of our common stock.

Prior to the exercise of the call option, Karen Prudente and Fakei will be able to influence the outcome of stockholder votes. Upon the occurrence of an exercise of the call option, both YBS Group and Fakei will be able to influence the outcome of stockholder votes on various matters, including the election of directors and extraordinary corporate transactions such as business combinations. Their interests may differ from that of other stockholders.

Management’s Discussion and Analysis…, page 25

9.
We note the additional disclosures you provided on page 25 regarding a lack of ability to absorb losses incurred at the operating entity and other disclosures related to your lack of ability to obtain benefits from the operating entity due to PRC regulations.  Please tell us if and how you considered these circumstances in your VIE analysis.

Response:

The additional disclosure provided on page 25, specifically, the statement “…CIS and Nuosen will lack of its abilities to absorb the loss from Hongri’s operation if incurred due to this practice” was inadvertently stated in error. We will revise the Filing to correct this error in the section, Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The Filing will also be revised to correct this error in the sections, The Company – Corporate History, and Description of Business, as follows:

•
Entrusted Management Agreement – pursuant to this agreement entered into by and among the Hongri Metallurgy Shareholders, Hongri Metallurgy, and Nuosen, the Hongri Metallurgy Shareholders and Hongri Metallurgy entrust the management of Hongri Metallurgy to Nuosen until (a) the winding up of Hongri Metallurgy, or (b) the date on which Nuosen acquires Hongri Metallurgy. During the term, Nuosen is fully and exclusively responsible for the management of Hongri Metallurgy. In consideration of such services, the Hongri Metallurgy Shareholders and Hongri Metallurgy will pay a fee to Nuosen as set forth in the agreement. The fee payable to Nuosen by Hongri Metallurgy shall be equal to the before-tax profit of Hongri Metallurgy since August 1, 2010, when such agreement became effective. The amount of this fee for fiscal 2010 was $27,030,696. However, the Company currently intends to either reinvest or retain all of the income granted by Hongri Mettalurgy for strategic expansion purposes into the foreseeable future.

Results of Operations, page 26

10.
We note your enhanced disclosures related to prior comment 16.  Please revise your disclosures to better explain the reasons for changes in average costs of revenue per ton during each period presented.  Please specifically address the impact on your gross profit margins in 2010 as a result of the related party supplier agreement.

Response:

The Filing has been revised to better explain why the average cost of revenue per ton fluctuates and the impact of the related party supply agreement.

11.
We note your enhanced disclosures related to prior comment 17 including your reference to a partial abatement.  To the extent that a significant shareholder incurred expenses on your behalf, please be advised that the expenses should be reflected in your historical financial statements as an expense and contributed capital.  This comment is also applicable to your disclosure under Executive Compensation on page 68 that indicate you only compensate your CFO.  Please refer to SAB Topic 5T.

Response:

The amount of the service fee is driven by total support expenses of the parent company and the relation of CIS to the other affiliated companies of YBS. As such, if more effort is provided to the other companies in a particular reporting period, the allocation to CIS may be lower. The Filing has been revised accordingly.

The compensation to executive officers in China varies depending on the size, profitability and location of the company. It is to be ranged from 100,000 RMB to over 1 million RMB per annum. The compensation to the CEO of the Company is approximately RMB 200,000 ($30,304) per annum at current exchange rates. It was paid by YBS Group and included in service fee. The Company may increase the compensation to its CEO after the Company has been listed in the US security Market. Based on management’s knowledge of CEO compensation within the Company’s industry and region, the Company believes the compensation charged through the service fee is reasonable. The Filing has been revised accordingly.

Liquidity and Capital Resources, page 31

Years Ended December 31, 2010 and 2009, page 31

12.
We note your disclose that you currently do not have any obligations outside the PRC.  Please enhance your disclosures to discuss the circumstances in which you may incur obligations outside of the PRC or if you have any current intentions to incur such obligations.  Also, please reconcile this statement with the inclusion of accrued liabilities in your parent company only financial statements at December 31, 2010.

Response:

The Filing has been revised accordingly.

13.
We note your response to comment 29 of our letter dated March 8, 2011 as well as the corresponding revised disclosure.  In the third paragraph on page 32, please also disclose whether the private placement you discuss is ongoing or whether it is one of the private placements that concluded in January 2011 or February 2011.  If this is an ongoing private placement currently taking place, please provide us with your analysis, including the rule or regulation upon which you are relying, of your ability to conduct this private placement while in registration.

Response:

The Filing has been revised accordingly.

Years Ended December 31, 2009 and 2008, page 34

14.	We note your discussion of employee loans payable on page 36. Please also disclose here, if true, that these loans have been paid in full.

Response:

The Filing has been revised accordingly.

Contractual Obligations, page 38

15.	Please revise your tabular presentation to include payments for interest expense.

Response:

The Filing has been revised accordingly.

Description of Business, page 46

16.
In an appropriate place in your business section, please discuss your dependence, to the extent material, on a few customers.  Additionally, please disclose the name of any customer and its relationship with you if sales to the customer amount to ten percent or more of your consolidated revenues and the loss of such customer would have a material adverse effect on your business.  In this regard, we note your disclosure concerning major customers on page F-23.  Refer to Item 101(c)(1)(vii) of Regulation S-K.

Response:

The Company will add the following disclosure immediately before the list of its top ten customers:

Dependence on One or a Few Customers

For the year ended December 31, 2010, there were ten (10) major customers that accounted for approximately 63.05% of the Company’s total sales. Wuan Jun Fa Materical and Trade Co., Ltd. and Wu'an Yinli Materials Co., Ltd. accounted for 18% and 10% of sales, respectively.

For the year ended December 31, 2009, there were ten (10) major customers that accounted for approximately 59.95% of the Company’s total sales with only one customer, Wuan Jun Fa Materical and Trade Co., Ltd. , totaling 12% of sales.

For the year ended December 31, 2008, there were ten (10) major customers accounted for approximately 57.19% of the Company’s total sales with only one customer, Wuan Jun Fa Materical and Trade Co., Ltd. , over 10%, which was 12%.

The Company will also update its list of top ten customers from 2009 to 2010 as follows:

The following table lists the Company’s top ten customers in 2010~~2009~~.

Customer name	Percentage to total sales
Wuan Jun Fa Materical and Trade Co., Ltd	17.94%
Wu'an Yinli Materials Co., Ltd.	10.07%
Hebei Fushan Steel Trading Co., Ltd	9.27%
Henan Rongtong Industrial Co., Ltd	5.90%
Handan Jin Dou Materials Co., Ltd	5.01%
Wu'an Yuanbaoshan Industrial Group Co., Ltd.	4.73%*
Hebei Guohe Auto Investment Co., Ltd	2.80%
Hebei Haushi Steel Trading Ltd.	2.71%
Shanghai Hua Chang Yuan Industry Investment Co	2.65%
Beijing Chuangye Gelan Trading Ltd.	1.98%
*Wu’an Yuanbaoshan Industrial Group Co., Ltd. is a parent company of Hongri Metallurgy.

17.	Please tell us what consideration you gave to providing the disclosures required by Item 101(c)(1)(iv), (v), (vi) and (viii) of Regulation S-K.

Response:

The disclosures described in Item 101(c)(1)(iv), (v), (vi) and (viii) of Regulation S-K are not material to an understanding of the Company’s business taken as a whole. Therefore, the Company does not believe a discussion of the disclosures described in Item 101(c)(1)(iv), (v), (vi) and (viii) of Regulation S-K are applicable to the description of the Company’s business.

Business of Hongri Metallurgy, page 50

18.	We note your response to comment 43 of our letter dated March 8, 2011. However, we are unable to locate the proposed disclosure. Please advise.

Response:

Our response to prior comment 32 of the Staff’s letter dated March 8, 2011 was inadvertently omitted from the Registration Statement.

The Filing has been revised to include our response to prior comment 32 of the Staff’s letter dated March 8, 2011, as follows:

As of June 24, 2011, we had an annual production capacity of approximately 2.3 million tons. We operated at approximately 90.23% capacity in 2009 and at 46.5% of capacity in 2010. As of June 24, 2011, we had an annual production capacity of approximately 2.3 million tons.  We are currently seeking capital to supplement the funding of further expansion of its capacity to take advantage of market demand.  In particular, we are seeking to add a production line to produce a coated steel product, known as Galvalume™, which is primarily used in the automotive and home appliance industry.  The planned facility will have an annual capacity of 400,000 tons per year and will enable us to take advantage of the forecasted growth in China’s domestic consumer goods sector. Although this production line is still in the planning stage, we are scheduled to commence construction in March, 2012.

Please note that the following disclosure, which was described in our response to prior comment 32 of the Staff Letter dated March 8, 2011, was included in the first paragraph on page 54 of Amendment No. 1 to the Registration Statement on Form S-1:

China’s steel use in 2011 is expected to increase by 5.0% to 605 mmt following 5.1% growth in 2010. Given the pace of steel production in the first quarter of 2011, Chinese steel use could be even higher. However, it is expected that the Chinese government’s efforts to cool down the overheating economy, particularly the real estate sector, will impact Chinese steel demand somewhat later this year. In 2012, Chinese steel demand is expected to maintain 5.0% growth, which will bring China’s steel use to 635 mmt.

Competitive Environment, page 54

19.	Please discuss the principal methods of competition in your business. Refer to Item 101(c)(1)(x) of Regulation S-K.

Response:

The Company will revise the Filing to discuss the principal methods of competition in its business in accordance with Item 101(c)(1)(x) of Regulation S-K by adding the following disclosure in the Competitive Environment section of the Filing:

The Company utilizes product performance and pricing as its principal methods of competition.

Regarding product performance, Hongri Metallurgy as a private enterprise, has flexibility in its production and the management of production as compared to state-owned enterprises. Generally, state-owned steel companies manufacture their products on standard models. Hongri Metallurgy, however, develops, designs and manufactures products based on orders from our customers. Moreover, as Hongri Metallurgy offers various types of products, we can better satisfy the needs of our customers while also increasing the output of our products. The negative factors pertaining to our product performance is that we may encounter a higher level of difficulty in production coordination along with an increase in production costs due to our diverse product performance. However, our diversified products also enable us to price high enough to absorb the increase in such costs.

Regarding pricing, Hongri Metallurgy has flexibility in pricing as a private enterprise enabling us to adjust prices to adapt to market demands. The positive aspect of our pricing flexibility is that adjustments to pricing to meet market demands can increase the gross profit rate of products in good market conditions for steel, while retaining customers using pricing advantages and favorable payment terms in bad market conditions for steel. The negative aspect of our pricing flexibility is that the increase of gross profit rates in good market conditions may result in the loss of customers, and favorable payment terms may increase financial costs to the Company in bad market conditions for steel.

Manufacturing Facilities, page 60

20.
In your response to comment 51 of our letter dated March 8, 2011, you state that the table, which now appears on page 60, has been revised to include actual 2010 numbers “if available”.  If some of the numbers appearing in the table still represent a forecast, please clarify this in your disclosure.  Additionally, if any of the 2010 numbers are unavailable, please tell us why.

Response:

The Filing has been revised to revise the table to reflect actual 2010 numbers as follows:

		Completed	Annual Capacity	Output
Project Name		Date	(Tons)	2007	2008	2009	2010
Steel-Making	Steel Production Phase I	Nov, 2007	1,300,000	32,000	584,601	1,200,000	770,000
	Steel Production Phase II	Dec, 2009	1,000,000			123,345	299,783
Cumulative Steel Production			2,300,000	32,000	584,601	1,323,345	1,069,783
Steel-Rolling	Plate Production(First Stage)	Nov, 2007	600,000	30,153	496,979	580,000	343,682
	Plate Production (Second Stage)	Jun, 2009	800,000			331,631	492,112
	Bar Production(Third Stage)	Mar, 2009	600,000				48,780
Cumulative Steel Rolling Production			2,000,000	30,153	496,979	911,631	884,574

Security Ownership of Certain Beneficial Owners and Management, page 63

21.	Please disclose who has voting and investment power over the shares held by Fakei Investment Ltd.

Response:

Liu Weiru, the Authorized Representative of Fakei Investment Ltd.,  has the voting and investment power over the shares held by Fakei Investment Ltd. We will revise the Filing to reflect the foregoing by revising the table in the section, Security Ownership of Certain Beneficial Owners and Management as follows:

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of February 7, 2011 by (i) any person or group with more than 5% of our voting securities, (ii) each director, (iii) each executive officer and (iv) all executive officers and directors as a group.

Title of Class	Name and Address of Beneficial Owner	Common Stock Beneficially Owned (1)	Percent of Common Stock (2)
Common Stock	Liu Shenghong, Chief Executive Officer and Chairman of the Board of Directors (3) Address: No.1055, Guzheng Village, Yetao Town, Wu'an City, Hebei Province, PRC 056304	1,819,321	2%

Common Stock	Liu Beifang, Director Address: No.603, Guzheng Village, Yetao Town, Wu'an City, Hebei Province, PRC 056304	37,086,143	48%

Common Stock	Xiaolong Zhou, Chief Financial Officer Address: 110 Wall Street, 11th Floor, New York, New York, 1005	25,000	*

Common Stock	Pan Rutai, Chief Engineer and Manager, Plant Operations Address: No.347, Guzheng Village, Yetao Town, Wu'an City, Hebei Province, PRC 056304	0	0

Common Stock	Frank J. Pena, Director Address: 1590 HORSESHOE DRIVE MANASQUAN, NJ, 08736	25,000	*

Common Stock	Liu Fengye, Director Address: No.1054, Guzheng Village, Yetao Town, Wu'an City, Hebei Province, PRC 056304	1,259,530	2%

Common Stock	Liu Jihnghe, Director Address: No.580, Guzheng Village, Yetao Town, Wu'an City, Hebei Province, PRC 056304	559,751	1%

Common Stock	Fakei Investment Ltd. (4) Address: Flat/RM 808, 8/F, Yusung Boon Bldg, 107-111 Des Voeux Rd. Central, HK	17,493,463	23.79%

Common Stock	All Directors and Officers of the Company as a group (7 persons)	40,774,745	52%

 *Less than 1% of the outstanding common stock.

(1)	As of the date of this prospectus, none of the beneficial owners listed in the table holds any option, warrant or other right to acquire any shares of our common within 60 days.

(2)
As of February 7, 2011, we had 73,542,058 outstanding shares of common stock outstanding. Because none of the beneficial owners listed in the table holds any option, warrant or other right to acquire any shares of our common within 60 days of the date of this prospectus, the calculation of percentage of class held by each owner does not include any such shares.

(3)
Liu Shenghong, our Chief Executive Officer, Chairman of Board of Directors and one of the shareholders of YBS Group and several other of the shareholders of YBS Group (each of them, the “Purchaser”) have entered into call option agreements, dated as of August 10, 2010 (collectively, the “Call Option Agreements”), with Karen Prudente, the nominee and trustee of YBS Group, pursuant to which they are entitled to purchase up to 100% of the issued and outstanding shares of Karen Prudente at a price of $0.0001 per 100 shares for a period of five years as defined in the Call Option Agreements; the Option may be exercised, in whole or in part, in accordance with the following schedule:  34% of the Option Shares subject to the Option shall vest and become exercisable on January 1, 2012; 33% of the Option Shares subject to the Option shall vest and become exercisable on January 1, 2013 and 33% of the Option Shares subject to the Option shall vest and become exercisable on January 1, 2014. Karen Prudente exercises the sole voting power with respect to the shares held in the name of Liu Shenghong, but disclaims beneficial ownership of such shares.

(4)	Liu Weiru is the Authorized Representative of Fakei Investment Ltd., and has the sole voting and dispositive power over the securities held for the account of Fakei Investment Ltd.

Executive Compensation, page 68

Compensation Discussion and Analysis, page 68

22.
In the first paragraph, we note your statement that your compare executive compensation practices of similar companies at similar stages of development.  Please disclose how compensation to your named executive officers compares with compensation paid to executive officers at these similar companies.

Response:

Please note that our Summary Compensation Table in our Amendment No. 1 to our Registration Statement on Form S-1 inadvertently excluded the compensation of RMB 200,000 per annum of our Chief Executive Officer, Liu Shenghong, and the compensation of Rutai Pan, our Chief Engineer and Manager, Plant Operations, for 2008, 2009 and 2010. We will revise the Summary Compensation Table in the Filing as follows:

Summary Compensation Table

The following table summarizes the annual compensation paid to our named executive officers for the three years ended December 31, 2010, 2009, and 2008:

				Stock	Option	All Other
Name and Principal Position	Year	Salary ($)	Bonus ($)	Awards ($)	Awards ($)	Comp ($)	Total ($)
Liu Shenghong	2010	29,548(1)	-	-	-	-	29,548
Chairman, Chief Executive Officer and	2009	28,950(1)	-	-	-	-	28,950
Chief Operating Officer	2008	28,792(1)	-	-	-	-	28,792

Xialong Zhou	2010	48,750	-	-	-	-	48,750
Chief Financial Officer	2009	-	-	-	-	-	-
	2008	-	-	-	-	-	-

Pan Rutai	2010	29,548(2)	-	-	-	-	29,548
Chief Engineer and Manager,	2009	28,950(2)	-	-	-	-	28,950
Plant Operations	2008	28,792(2)	-	-	-	-	28,792

(1)
During 2008, 2009, and 2010, Mr. Liu Shenghong received RMB 200,000 per annum as compensation. However, the difference in the amounts reflected in the Summary Compensation Table for 2008, 2009 and 2010 is due to changes in exchange rates.

(2)
During 2008, 2009, and 2010, Mr. Pan Rutai received RMB 200,000 per annum as compensation. However, the difference in the amounts reflected in the Summary Compensation Table for 2008, 2009 and 2010 is due to changes in exchange rates.

Further, we will revise our Compensation Discussion and Analysis in the Filing as follows:

Compensation Discussion and Analysis

We presently pay compensation to our Chief Executive Officer, Liu Shenghong, ~~and~~ our Chief Financial Officer,  Xialong Zhou, and our Chief Engineer and Manager, Plant Operations, Rutai Pan .We do not presently have a compensation committee. Our board of directors currently acts as our compensation committee. The board of directors has extensive executive level experience in other companies and brings a perspective of reasonableness to compensation matters with our Company. In addition, the board of directors compares executive compensation practices of similar companies at similar stages of development. For example, the compensation to executive officers in China varies depending on the size, profitability, development stage, and location of the company. Generally, compensation to executive officers in China ranges from RMB100,000 to over RMB1,000,000 per annum.  As we are a relatively young company in the PRC, the compensation to our named executive officers is comparable to other young companies because like other young companies, we have not yet developed our executive compensation arrangements. We intend to develop our compensation arrangements as the Company develops and our resources expand.

23.
We note that you do not pay compensation to your executive officers other than to your Chief Financial Officer.  Please disclose how this practice fosters the compensation objectives you identify on page 68.

Response:

As discussed above, currently, we pay compensation to our Chief Executive Officer, our Chief Financial Officer, and our Chief Engineer and Manager, Plant Operations.  The practice of paying compensation to all aforementioned executives fosters the compensation objectives we identify in our Compensation Discussion and Analysis.

24.
On page 68, you reference “each executive’s compensation agreement.”  Please disclose whether you actually have compensation agreements with your named executive officers.  In this regard, we note your statement on page 69 that you do not have employment agreements with your officers. If you do, however, have compensation agreements with your named executive officers, please disclose the material terms of these agreements and tell us what consideration you have to filing the agreements as exhibits to your registration statement.  Please refer to Item 601(b)(10)(iii) of Regulation S-K.

Response:

We do not have compensation agreements with our named executive officers. We will revise the disclosure in the section, Compensation Discussion and Analysis in the Filing to reflect this.

Certain Relationships and Related Transactions, page 70

25.	As you no longer classify yourself as a smaller reporting company, please provide the disclosures required by Item 404(b) of Regulation S-K.

Response:

We will revise the Filing to add the following disclosure at the end of the current version of the disclosure entitled
Certain Relationships and Related Transactions:

Procedures for Approval of Related Party Transactions

Our board of directors is charged with reviewing and approving all potential related party transactions.  All such related party transactions must then be reported under applicable SEC rules. We have not adopted other procedures for review, or standards for approval, of such transactions, but instead review them on a case-by-case basis.

Quantitative and Qualitative Disclosure Regarding Market Risk, page 77

26.	To the extent material, please either provide the tabular presentation, sensitivity analysis, or value at risk disclosure required by Item 305(a)(1) of Regulation S-K.

Response:

The Company believes that due to the lack of materiality, the tabular presentation, sensitivity analysis, or value at risk disclosure required by Item 305(a)(1) of Regulation S-K is not required.

Notes to the Consolidated Financial Statements, page F-6

12.  Related Party Transactions, page F-16

27.
We note your revisions related to our previous comment 66.  Please revise the face of your balance sheets and statements of operations to separately present: fixed assets acquired from related parties; cost of revenue-related parties; selling and general and administrative expenses-related parties; and interest expense-related parties.

Response:

The Filing has been revised accordingly.

28.
We note your revisions related to our previous comment 67.  It appears to us that the amounts you identify as “due from” related parties and disclose here and on page 71 as being “interest free” and “due on demand” may not be accurate.  Based on other disclosures, it appears to us that these amounts are actually advances to related parties for inventory costs.  If these amounts are not expected to be repaid in case, it appears to us that you should not identify them as “due from” but rather identify them as inventory advances to related parties, if accurate, and indicate that the advances will be utilized during the current period, here and throughout your filing.  We also note an amount you disclose on page 71 appears to have been transposed.

Response:

The Filing has been revised accordingly.

29.
We note your revisions related to our previous comment68.  Please revise your disclosures for the capital lease transactions you entered into with related parties to indicate if these transactions were also at carryover cost basis.

Response:

Please be advised that capital leases were capitalized rental leases. Therefore, there were no carryover cost-basis issues.

16.  Stockholders’ Equity, page F-21

30.
 We note your response to comment 71 of our letter dated March 8, 2011.  However, on pages F-21 and 81, you still reference your “sole director”.  Other disclosures in your registration statement indicate that you have five directors.  Please revise your disclosure as appropriate including in the “Directors, Executive Officers, Promoters and Control Persons” section, to clarify who is a director of the company and how long each director has held that position.  In providing this disclosure, please clarify whether any of your current directors became directors of your company only after execution of the Entrustment Agreements.

Response:

The Filing has been revised accordingly.

31.
We read your response to our previous comment 73.  Please provide us the terms of the warrants you issued during January and February of 2011 and explain to us how you determined that the warrants have no liability producing features.

Response:

In connection with the January and February 2011 private placements, the Company granted three-year warrants to the investors for the purchase of 2,580,022 shares of the Company’s common stock at an exercise price of $4.50 and for the purchase of 1,000 shares of the Company’s common stock at an exercise price of $2.00. These warrants have no cash settlement provision, registration rights and did not contain any price protection features. As such, there were no provisions which needed to be bifurcated and accounted for as a derivative. The exercise of the warrants will result in restricted shares under the Securities Act of 1933, as amended, and Rule 144 promulgated thereunder (“Rule 144”). The exercise of the warrants will result in restricted shares under the Rule 144. The warrants were valued at $1,517,494 using the “Black-Scholes Model”. The proceeds were allocated and recorded based on the relative fair value of the warrants and the common stock.

21.  Condensed Parent Company Financial Information, page F-24

32.	We read your response to our previous comment 64. It is not clear to us how or why parent company net income and equity do not equal consolidated net income and equity. Please revise.

Response:

Regarding why the net income and equity do not equal consolidated net income and income, there was an error in the calculation for disclosure purposes. The Filing has been revised accordingly.

Recent Sales of Unregistered Securities, page 81

33.
We note the consideration you disclose as having been paid by designees of Friedland Capital USA Inc. for the shares of common stock they received on July 1, 2010.  Please disclose why these designees received shares of your common stock for a different consideration than did the other purchasers who received shares of your common stock on the same day.

Response:

The Filing has been revised as follows:

On July 1, 2010, the Company approved the resolution to execute the Corporate Finance Advisory Service Agreement with Friedland Capital USA Inc. (“Friedland”). Pursuant to the terms of the Agreement, the Company issued 9,325,044 shares of common stock to the designees of Friedland for a consideration totaled $1,902. The shares issued to Friedland were valued at $375,000 in total, which was based on the fair value of the services provided by Friedland. This fair value was determined to be more reliable than the equity interests due to the early status in the Company’s lifecycle. The fair value was capitalized in the accompanying balance sheet and expensed in the statement of operation in 2010, the period the Friedland fulfilled its services.

The Company acknowledges that that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Liu Shenghong
Liu Shenghong
Chief Executive Officer, Chief Operating Officer, and Chairman of the Board